April 26, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Matthew Crispino

Re:	Comment Letter Response
TechTarget, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 001-33472

Dear Mr. Crispino:

The following is the response of TechTarget, Inc. (“TechTarget” or the “Company”) to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission (“the Staff”) on April 16, 2012, including details on how the comments will be addressed in our future filings. The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by our response in the standard typeset. We hope this is helpful to you in reviewing this response letter.

The Company’s response is as follows:

Form 10-K for Fiscal Year Ended December 31, 2011

Business

Customers, page 13

1.	You indicate in this section that one customer represented 12.8% of your total revenue in fiscal 2011. In your response letter, please identify this customer and confirm that in future filings you will name customers who account for 10% or more of your revenue. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Initially, the Company wishes to assure the Staff that it gave due consideration to the proper disclosure under Item 101(c)(1)(vii) of Regulation S-K in the Company’s Annual Report on Form 10-K (the “10-K”). Based on the analysis below, the Company reached the conclusion that, although annual revenue

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attributable to its one customer that represented more than 10% of 2011 revenue (Dell Corporation) exceeded the applicable threshold, given the nature of the manner in which Dell conducts business with the Company, it was not appropriate to include the identity of this customer in the 10-K.

Although we understand that Dell and its subsidiaries and affiliates ultimately roll up to a single parent company and, therefore, in technical terms could be construed to be a single “customer” of the Company, in practical terms, Dell represents a number of different customers whom the Company believes make independent purchase decisions with respect to the Company’s services. The Company believes that the 2011 revenue attributed to these separate decision makers is as follows (as further illustrated on Appendix A):

•

$4.6M of revenue in 2011 was derived from separate “America’s Business Units” (“ABUs”). Each of these distinct ABUs is charged with individual campaign execution mandates, and each has been allocated marketing investment dollars which are subsequently applied to multiple Dell product lines. These product lines include no less than four Dell business units, each focused on a different vertical market such as Large Enterprise, SMB, Public or Consumer. In turn, each of these business units controls marketing budgets for distinct Dell products such as Server Hardware, Client Refresh, Virtual Migrations, W7 Migration, Storage Infrastructure, Storage Consolidation, Cloud, etc.

•

$4.8M of revenue in 2011 was contracted for by the Company with advertising agencies that represent Dell. Although, under these agency contracts, Dell is the ultimate client and so, of course, has the ability to affect purchase decisions, we believe that, in most cases, purchase decisions are substantially made by the respective advertising agencies. Further, as demonstrated on the Appendix, even the decisions of one such agency, Mediacom, are distributed to their various branches across the world, so there is not, in fact, a single decision-maker even for this discrete portion of the Dell Revenue;

•

$3.3M of revenue in 2011 was derived from Compellent, a long-time TechTarget client that Dell acquired in late February 2011 and which has continued to do business with TechTarget. Given the legacy relationship with the Company, and the corporate structure within Dell, Compellent’s purchase decisions were managed completely separately from any other Dell business units in 2011 (in fact, a portion of the Compellent revenue in 2011 was for transactions occurring prior to its acquisition by Dell);

•

$383,388 of revenue in 2011 was derived from Dell’s U.K. subsidiary. Like the ABUs, this subsidiary is charged with making independent purchase decisions, in this case, for certain advertising campaigns outside of the United States;

•

$113,293 of revenue in 2011 was derived from Dell’s Slovakian subsidiary. Again, this subsidiary is charged with making independent purchase decisions for certain advertising campaigns in its territory; and

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•

Of the aggregate $13.5M of revenue in 2011, it should be noted that, to the best of our ability to estimate this amount, approximately $5.25M was derived from third party marketing development funds (“MDF”s), which are spent by Dell but actually funded by third parties (such as VMware, Microsoft, Intel and AMD).

In sum, the nature of TechTarget’s business with Dell is that, in fact, it is not just one “Customer”, but rather a network of separate business units located around the world, and for which business units we understand each purchase decision is made independently. Further illustrating this independent decision making, although in October 2010 the Company and Dell (through Dell’s affiliate, Dell Global B.V. (Singapore Branch)) entered into a Master Relationship (Services) Agreement (the “MSA”), pursuant to which all Dell business units, world-wide, were supposed to purchase services from TechTarget, only $1,055,475 of Dell’s $8,363,354 “Direct” (not through an agency) 2011 Revenue was executed under the MSA, further supporting the position that these separate and distinct business units make independent buying decisions.

Finally, it should be noted the Company is mindful of the potential credit risk when a substantial portion of Revenue is concentrated in any one customer. The Company carefully monitors collections issues, and has determined that Dell is not a risk, given its strong payment history to the Company and overall balance sheet position.

The Company hopes that the above analysis is useful to the Staff in understanding that the position that it took for purposes of the 10-K.

2.	Please consider expanding your overview in future filings to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. Refer to Section III.A of SEC Release 33-8350. For example, please tell us what consideration you gave to discussing in your overview the impact on your financial condition of the continued weakness in the macro economy and the expansion of your international operations.

Response 2:

TechTarget acknowledges the guidance provided on this issue, and will work to expand the Company’s overview in future filings to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, including consideration given to the impact on the Company’s financial condition of the continued weakness in the macro economy and the expansion of our international operations.

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* * * *

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to call me at (617) 431-9465.

Sincerely,

/s/ Rick Olin

Rick Olin

Secretary, Vice President and General Counsel

cc:	Janice Kelliher, Chief Financial Officer, TechTarget, Inc.
Graham Robinson, Esq., WilmerHale LLP
Todd Berry, BDO USA, LLP

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Appendix A

CUSTOMER_NAME	Total
Beyond Interactive—Dell	$1,682,808
Compellent	3,266,567
Dell—IPC Credit Account	259,967
Dell—Parent Company
Dell Computer Corporation	4,600,106
Dell Corporation Ltd.—Slovakia	113,293
Dell Corporation Ltd. (UK)	82,087
MediaCom—Dell UK	286,645
MediaCom AU—Dell	4,089
MediaCom AUS—Dell	39,368
MediaCom AUS—Dell ROAS	15,834
MediaCom Canada—Dell	110,017
Mediacom Communication Pvt Ltd.	9,864
Mediacom US—Dell	2,691,493
Dell Corporation Limited—UK	231,435
Dell Corporation Limited —UK	69,866

Grand Total	$13,463,440

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